FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                14 December, 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

              Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                             International Power plc
                                ("the Company")

           Notification of Share Transactions on behalf of a Director of International Power plc

This is notify that on 13 December 2006 the Company was advised of the following share transactions in ordinary shares of 50 pence each in the Company on behalf of the Director named below.

Exercise of Options granted under the Company's Unapproved Executive Share Option Scheme.

The date of the exercise of options was 13 December 2006. The share disposal was undertaken at a price of 378.75 pence per share.

Name                  Number of         Number of shares          Total holding
                        Options         sold to meet tax              following
                      Exercised          liabilities and      exercise and sale
                                          exercise price

Anthony Concannon         7,189                    6,170                123,278


At International Power plc, all Directors are required to hold shares in the Company which have a value of at least 100% of their annual basic salary.


Stephen Ramsay
Company Secretary
14 December 2006

Investor Contact: Aarti Singhal
Telephone: +44(0) 20 7320 8681





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary